SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
SWIFT TRANSPORTATION CO., INC.
(Name of the Issuer)
SWIFT TRANSPORTATION CO., INC.
SAINT CORPORATION
SAINT ACQUISITION CORPORATION
JERRY MOYES
VICKIE MOYES
THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87
THE MOYES CHILDREN’S LIMITED PARTNERSHIP
SME INDUSTRIES, INC.
VJM INVESTMENTS, L.L.C.

(Names of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
870756103

(CUSIP Number of Class of Securities)

Swift Transportation Co., Inc.	Saint Corporation	The Moyes Children’s Limited
2200 South 75th Avenue	Saint Acquisition Corporation	Partnership
Phoenix, Arizona 85043	Jerry Moyes	2710 E. Old Tower Road
Attn: Robert Cunningham	Vicki Moyes	Phoenix, Arizona 85034
(623) 907-7503	The Jerry and Vickie Moyes Family	Attn: Michael Moyes
	Trust Dated 12/11/87	(602) 273-3770
SME Industries, Inc.
VJM Investments, L.L.C.
2710 E. Old Tower Road
Phoenix, Arizona 85034
Attn: Jerry Moyes
(602) 273-3770

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Sullivan & Cromwell LLP	Skadden, Arps, Slate, Meagher & Flom LLP	Squire, Sanders & Dempsey L.L.P.
125 Broad Street	Four Times Square	40 N. Central Ave.
New York, New York 10004	New York, New York 10036-6522	Phoenix, Arizona 85004
Attn: Stephen M. Kotran, Esq.	Attn: Stephen F. Arcano, Esq.	Attn: Christopher D. Johnson, Esq.
Attn: Brian E. Hamilton, Esq.	Attn: Richard J. Grossman, Esq.	(602) 528-4000
(212) 558-4000	(212) 735-3000

Snell & Wilmer	Scudder Law Firm P.C., L.L.O.
One Arizona Center	411 South 13th Street, 2nd Floor
Phoenix, Arizona 85004-2202	Lincoln, Nebraska 68508
Attn: Steven D. Pidgeon, Esq.	Attn: Earl Scudder, Esq.
Attn: John Dorris, Esq.	Attn: Mark Scudder, Esq.
(602) 382-6000	(402) 435-3223
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	$2,411,833,066	Amount of filing fee $	$258,066

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $258,066 was determined based upon the sum of (a) the product of 75,224,991 outstanding shares of Common Stock and restricted stock units and the merger consideration of $31.55 per share (equal to $2,373,348,466) and (b) the product of 3,634,051 options to purchase shares of Common Stock with an exercise price of less than $31.55 and $10.59 (which is the difference between $31.55 and the weighted average exercise price per share (equal to $38,484,600)). In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.000107 by the aggregate merger consideration, calculated pursuant to the foregoing sentence, of $2,411,833,066.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$258,066	Filing Party:	Swift Transportation Co., Inc.

Form or Registration No.:	Schedule 14A	Date Filed:	February 14, 2007

Introduction
     This Amendment No. 3 to Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Swift Transportation Co., Inc., a Nevada corporation (the “Company”), Saint Corporation, a Nevada corporation (“Parent”), Saint Acquisition Corporation, a Nevada corporation (“MergerCo”), Jerry Moyes, Vickie Moyes, The Jerry and Vickie Moyes Family Trust Dated 12/11/87, The Moyes Children’s Limited Partnership, SME Industries, Inc. and VJM Investments, L.L.C. (collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 19, 2007 (the “Merger Agreement”), by and among the Company, Parent and MergerCo. If the merger agreement is approved by the Company’s stockholders and certain other conditions to the closing of the merger are either satisfied or waived, MergerCo will be merged with and into the Company, the separate corporate existence of MergerCo will cease and the Company will continue its corporate existence under Nevada law as the surviving corporation in the merger, and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the merger. Upon consummation of the merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by the Company (as treasury stock or otherwise), Parent, MergerCo or any of their direct or indirect wholly owned subsidiaries (other than shares held on behalf of third parties), will be converted into the right to receive $31.55 in cash, without interest and less any applicable withholding taxes.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.
Item 1. Summary Term Sheet
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Summary Term Sheet”
Item 2. Subject Company Information
     (a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043
(602) 269-9700
     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Special Meeting—Record Date and Quorum”
“Important Information Concerning Swift—Market Price of the Company’s Common Stock”
     (c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Concerning Swift—Market Price of the Company’s Common Stock”
     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors— Financing of the Merger”
“Important Information Concerning Swift—Historical Selected Financial Data”
     (e) Prior public offerings. None.
     (f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Concerning Swift—Transactions in Common Stock”
Item 3. Identity and Background of Filing Person
     (a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Parties to the Merger”
“Information Regarding Parent, MergerCo and the Moyes Investors”
     (b) Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Parties to the Merger”
“Important Information Concerning Swift”
“Information Regarding Parent, MergerCo and the Moyes Investors”
     (c) Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Parties to the Merger”
“Important Information Concerning Swift—Directors and Executive Officers of Swift”
“Information Regarding Parent, MergerCo and the Moyes Investors”
Item 4. Terms of the Transaction
     (a) Material terms.

(1) Not applicable.
(2) (i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Treatment of Stock and Options”
(2)(iii) The information set forth in the Proxy Statement in the Proxy Statement under the following captions is incorporated herein by reference
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Position of Parent, MergerCo and the Moyes Investors as to Fairness”
“Special Factors—Purposes, Reasons and Plans for Swift After the Merger”
(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting—Required Vote”
“The Merger Agreement—Conditions to the Merger”
(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
(2)(vi) Not applicable.
(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Material United States Federal Income Tax Consequences”
     (c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

     (d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Merger Agreement—No Appraisal Rights”
     (e) Provisions for unaffiliated security holders. None.
     (f) Eligibility for listing or trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Opinion of Goldman, Sachs & Co.”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
“Voting Agreement”
“Guarantee”
     (b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Position of Parent, MergerCo and the Moyes Investors as to Fairness”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
“Voting Agreement”
“Guarantee”
     (e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
“Voting Agreement”
“Guarantee”
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Treatment of Stock and Options”

     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Position of Parent, MergerCo and the Moyes Investors as to Fairness”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors— Financing of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Effective Time; Structure; Effects”
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Opinion of Goldman, Sachs & Co.”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
“Special Factors—Certain Effects of the Merger”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”

“Special Factors—Purposes, Reasons and Plans for Swift After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors— Financing of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Material United States Federal Income Tax Consequences”
Item 8. Fairness of the Transaction
     (a)–(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Opinion of Goldman, Sachs & Co.”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Position of Parent, MergerCo and the Moyes Investors as to Fairness”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
Annex B—Opinion of Goldman, Sachs & Co.
The presentations dated January 19, 2007, November 26, 2006, November 21, 2006 and November 13, 2006, each prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc., are attached hereto as Exhibits (c)(2) – (c)(5) and are incorporated by reference herein.
     (c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting—Record Date and Quorum”
“The Special Meeting—Required Vote”
“The Merger Agreement—Conditions to the Merger”
     (d) Unaffiliated representative An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
     (e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
     (f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     (a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Opinion of Goldman, Sachs & Co.”
Annex B—Opinion of Goldman, Sachs & Co.
The presentations dated January 19, 2007, November 26, 2006, November 21, 2006 and November 13, 2006, each prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc., are attached hereto as Exhibits (c)(2) – (c)(5) and are incorporated by reference herein.
Item 10. Source and Amounts of Funds or Other Consideration
     (a) - (d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Special Meeting—Required Vote”
“Special Factors—Financing of the Merger”
“The Merger Agreement—Parent Financing Commitments and Company Cooperation”
“The Merger Agreement—Fees and Expenses”
“The Merger Agreement—Conditions to the Merger”
Annex A—Agreement and Plan of Merger
Item 11. Interest in Securities of the Subject Company
     (a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Special Meeting—Required Vote”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information Concerning Swift—Security Ownership of Certain Beneficial Owners and
Management”
“Information Regarding Parent, MergerCo and the Moyes Investors”
     (b) Securities transactions. Other than with regard to the voting agreement, dated as of January 19, 2007, between the Company and Jerry Moyes, Vickie Moyes, The Jerry and Vickie Moyes Family Trust Dated 12/11/87, SME Industries, Inc., VJM Investments, L.L.C. and the Moyes Children’s Limited Partnership, which is attached to the Proxy Statement as Annex C and incorporated herein by reference, and the Rollover Equity Commitment Letter, dated January 19, 2007, from Jerry Moyes, Vickie Moyes, the Moyes Children’s Limited Partnership and The Jerry and Vickie Moyes Family Trust Dated 12/11/87 to Saint Corporation, no transaction in the subject securities has taken place in the past 60 days. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Financing of the Merger”
“Voting Agreement”

Item 12. The Solicitation or Recommendation
     (d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Special Meeting—Required Vote”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Voting Agreement”
     (e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons for the Merger of Parent, MergerCo and the Moyes Investors”
“Special Factors—Purposes, Reasons and Plans for Swift after the Merger”
Item 13. Financial Information
     (a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Concerning Swift—Historical Selected Financial Data”
“Important Information Concerning Swift—Ratio of Earnings to Fixed Charges”
“Important Information Concerning Swift—Book Value Per Share”
“Where You Can Find Additional Information”
The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2006, June 30, 2006 and March 31, 2006 are incorporated herein by reference.
     (b) Pro forma information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting—Solicitation of Proxies”
     (b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
Item 15. Additional Information
     (b) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits
     (a)(1) Proxy Statement of Swift Transportation Co., Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 27, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to Appendix I of the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (b)(1) Amended and Restated Debt Commitment Letter, dated as of February 8, 2007, from Morgan Stanley Senior Funding, Inc.*
     (c)(1) Opinion of Goldman, Sachs & Co., dated January 19, 2007 (incorporated herein by reference to Annex B of the Proxy Statement)*
     (c)(2) Presentation, dated January 19, 2007, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors and the Board of Directors of Swift Transportation Co., Inc.*
     (c)(3) Presentation, dated November 26, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (c)(4) Presentation, dated November 21, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (c)(5) Presentation, dated November 13, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (d)(1) Agreement and Plan of Merger, dated January 19, 2007, among Swift Transportation Co., Inc., Saint Corporation and Saint Acquisition Corporation (incorporated herein by reference to Annex A of the Proxy Statement).*
     (d)(2) Voting Agreement, dated January 19, 2007, by and among Swift Transportation Co., Inc. and the stockholders named therein (incorporated herein by reference to Annex C of the Proxy Statement).*
     (d)(3) Guarantee, dated January 19, 2007, entered into by Jerry Moyes, Vickie Moyes and The Jerry and Vickie Moyes Family Trust Dated 12/11/87, in favor of Swift Transportation Co., Inc. (incorporated herein by reference to Annex D of the Proxy Statement).*
     (d)(4) Rollover Equity Commitment Letter, dated as of January 19, 2007, from Jerry Moyes, Vickie Moyes, Moyes Children’s Limited Partnership and The Jerry and Vickie Moyes Family Trust Dated 12/11/87 to Saint Corporation (incorporated herein by reference to Exhibit 2 of Amendment No. 4 to Schedule 13D filed by Mr. Moyes with the Securities and Exchange Commission on January 24, 2007).*
     (d)(5) Amendment, dated as of January 19, 2007, to the Stockholder Protection Rights Agreement by and between Swift Transportation Co., Inc. and Mellon Investor Services, LLC (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Swift Transportation Co., Inc. with the Securities and Exchange Commission on January 22, 2007).*
     (f) None.
     (g) None.
     *   Previously filed on February 14, 2007.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 27, 2007

SWIFT TRANSPORTATION CO., INC.
By:	/s/ Glynis Bryan
	Name:	Glynis Bryan
	Title:	Executive Vice President and Chief Financial Officer

SAINT CORPORATION
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chief Executive Officer and President

SAINT ACQUISITION CORPORATION
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	President

JERRY MOYES
By:	/s/ Jerry Moyes

VICKIE MOYES
By:	/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Co-Trustee

By:	/s/ Vickie Moyes
	Name:	Vickie Moyes
	Title:	Co-Trustee

THE MOYES CHILDREN’S LIMITED PARTNERSHIP
By:	/s/ Michael Moyes
	Name:	Michael Moyes
	Title:	General Partner

SME INDUSTRIES, INC.
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chairman

VJM INVESTMENTS, L.L.C.
By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Member

INDEX TO EXHIBITS
     (a)(1) Proxy Statement of Swift Transportation Co., Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 27, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to Appendix I of the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (b)(1) Amended and Restated Debt Commitment Letter, dated as of February 8, 2007, from Morgan Stanley Senior Funding, Inc.*
     (c)(1) Opinion of Goldman, Sachs & Co., dated January 19, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).*
     (c)(2) Presentation, dated January 19, 2007, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors and the Board of Directors of Swift Transportation Co., Inc.*
     (c)(3) Presentation, dated November 26, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (c)(4) Presentation, dated November 21, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (c)(5) Presentation, dated November 13, 2006, prepared by Goldman, Sachs & Co. for the Special Committee of the Board of Directors of Swift Transportation Co., Inc.*
     (d)(1) Agreement and Plan of Merger, dated January 19, 2007, among Swift Transportation Co., Inc., Saint Corporation and Saint Acquisition Corporation (incorporated herein by reference to Annex A of the Proxy Statement).*
     (d)(2) Voting Agreement, dated January 19, 2007, by and among Swift Transportation Co., Inc. and the stockholders named therein (incorporated herein by reference to Annex C of the Proxy Statement).*
     (d)(3) Guarantee, dated January 19, 2007, entered into by Jerry Moyes, Vickie Moyes and The Jerry and Vickie Moyes Family Trust Dated 12/11/87, in favor of Swift Transportation Co., Inc. (incorporated herein by reference to Annex D of the Proxy Statement).*
     (d)(4) Rollover Equity Commitment Letter, dated as of January 19, 2007, from Jerry Moyes, Vickie Moyes, Moyes Children’s Limited Partnership and The Jerry and Vickie Moyes Family Trust Dated 12/11/87 to Saint Corporation (incorporated herein by reference to Exhibit 2 of Amendment No. 4 to Schedule 13D filed by Mr. Moyes with the Securities and Exchange Commission on January 24, 2007).*
     (d)(5) Amendment, dated as of January 19, 2007, to the Stockholder Protection Rights Agreement by and between Swift Transportation Co., Inc. and Mellon Investor Services, LLC (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Swift Transportation Co., Inc. with the Securities and Exchange Commission on January 22, 2007).*
     (f) None.
     (g) None.

     *   Previously filed on February 14, 2007.